Exhibit 99.1

DAVID H. MURDOCK

10900 Wilshire Boulevard, 16th Floor

Los Angeles, CA 90024

June 10, 2013

Board of Directors

Dole Food Company, Inc.

One Dole Drive

Westlake Village, California 91362

Ladies and Gentlemen:

Please find below the proposal for a company designated by me to acquire all of the outstanding shares of common stock of Dole Food Company, Inc. (“Dole” or the “Company”) not already owned by me or my affiliates for $12.00 per share in cash plus the assumption of existing debt.

I believe this offer presents an excellent opportunity for Dole’s shareholders to realize an attractive, all-cash premium for their shares at a favorable valuation in a challenging operating environment:

•	An attractive, all-cash premium to market:

•	Approximately 18% premium to Dole’s closing share price of $10.20 today on June 10th and

•	Approximately 19% premium to the volume-weighted average share price for the one month preceding June 10th.

•

A compelling valuation compared to historical Company and peer trading levels and similar transactions: The proposed price, including assumption of debt, represents a 10.2x multiple of Dole’s expected full year 2013 EBITDA of $150 million, based on the Company’s most recent guidance. This represents an approximate:

•	51% premium to the Company’s average trading EBITDA multiple of 6.7x since its initial public offering;

•	44% premium to the average of the current 2013E trading EBITDA multiples for the Company’s core public competitors (Chiquita, Fresh Del Monte and Fyffes) of 7.0x; and

•

29% premium to the average EBITDA multiple paid in the relevant precedent acquisitions in the fresh produce sector since 2001 of 7.9x; as well as a 13% premium to the 9.0x EBITDA multiple paid by ITOCHU Corporation for the Company’s Asia fresh produce business and value-added global packaged food business.

As you know, the Company has focused on enhancing shareholder value through such measures as the sale of the Company’s Asia fresh produce business and global packaged food business, restructurings and improvements to existing businesses, cost reductions, and investments in additional businesses. These initiatives have had little impact on the Company’s stock price, which has declined 21% since September 11, 2012, the day prior to published reports of the Company’s transaction with ITOCHU, compared to a 15% increase in the S&P 500 during that time period.

I believe the stock’s performance is impacted by a variety of factors, including the fact that the Company deals in perishable commodities which are subject to external factors that result in unpredictable quarterly earnings. It is unlikely that the forces affecting the perishable commodities business will change in the foreseeable future. Further, growing the Company for the long-term will require significant investment, some of which will not generate near-term returns. Therefore, after much consideration, I believe that providing a premium to existing shareholders and operating Dole Food Company as a private enterprise is the best alternative given the public-market focus on short-term earnings and predictable quarterly results. This will give the Company greater flexibility to make investment and operating decisions based on long-term strategic goals without the concern that a public company must have for the investing public’s short-term expectations. It can also provide opportunities for cost and tax savings.

It is my expectation that the Board of Directors will appoint a special committee of independent directors to consider my proposal and make a recommendation to the Board of Directors. I will not move forward with the transaction unless it is approved by such a committee. In addition, the transaction will be subject to a non-waivable condition requiring the approval of a majority of the shares of the Company not owned by me or my affiliates.

To facilitate a transaction, I have engaged Deutsche Bank as financial advisor, and Paul Hastings LLP as legal advisor. In that regard, Deutsche Bank has issued a “highly confident” letter with respect to the financing for the proposed transaction that, together with additional funding I am prepared to commit, is sufficient to consummate the transaction. I am ready to negotiate a definitive merger agreement which would contain customary terms and conditions for transactions of this type. Representatives of Deutsche Bank and Paul Hastings are available to meet with the Board of Directors to discuss this proposal at your earliest convenience.

While I appreciate and respect the Board’s need to conduct an appropriate process in evaluating my proposal, time is of the essence and your prompt consideration to this proposal is requested. Accordingly, while this letter is not a binding commitment and I reserve the right to terminate my proposal earlier, I plan to terminate or withdraw it if a definitive merger agreement has not been executed by July 31, 2013.

Very truly yours,

David H. Murdock